Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 3 DATED OCTOBER 15, 2020

TO THE PROSPECTUS DATED SEPTEMBER 4, 2020

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 4, 2020 as supplemented by Supplement No. 1 dated September 4, 2020 and Supplement No. 2 dated September 15, 2020 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of November 1, 2020;
●	the calculation of our September 30, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	the impact of the novel coronavirus (“COVID-19”); and
●	updated experts information.

●             NOVEMBER 1, 2020 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of November 1, 2020 (and redemptions as of October 31, 2020) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.5234
Class S	7.5234
Class D	7.5234
Class I	7.5234
Class E	7.5234

The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2020. A calculation of the NAV per share is set forth below. The transaction price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             SEPTEMBER 30, 2020 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised each calendar month by the Independent Valuation Advisor, with such appraisals reviewed by our external advisor. Additionally, each real property is appraised by a third-party appraiser at least once per calendar year, as described in our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) which may be held directly or indirectly by the Advisor, the Sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of September 30, 2020 and August 31, 2020:

	As of
(in thousands)	September 30, 2020	August 31, 2020
Investments in office properties	$749,850	$745,650
Investments in retail properties	928,400	926,400
Investments in multi-family properties	308,400	308,150
Investments in industrial properties	382,800	378,800
Total investment in real estate properties	2,369,450	2,359,000
Debt-related investments	48,969	48,683
DST Program Loans	42,104	41,404
Total investments	2,460,523	2,449,087
Cash and cash equivalents	16,124	14,388
Restricted cash	10,316	10,083
Other assets	29,578	29,076
Line of credit, term loan and mortgage notes	(859,877)	(867,131)
Financing obligations associated with our DST Program	(450,128)	(440,222)
Other liabilities	(48,442)	(42,081)
Accrued performance-based fee	(3,343)	(2,854)
Accrued advisory fees	(1,470)	(1,286)
Aggregate Fund NAV	$1,153,281	$1,149,060
Total Fund Interests outstanding	153,292	153,010

The following table sets forth the NAV per Fund Interest as of September 30, 2020 and August 31, 2020:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of September 30, 2020
Monthly NAV	$1,153,281	$68,775	$167,303	$29,487	$334,263	$467,055	$86,398
Fund Interests outstanding	153,292	9,141	22,238	3,919	44,430	62,080	11,484
NAV Per Fund Interest	$7.5234	$7.5234	$7.5234	$7.5234	$7.5234	$7.5234	$7.5234
As of August 31, 2020
Monthly NAV	$1,149,060	$66,666	$165,411	$28,705	$332,255	$469,783	$86,240
Fund Interests outstanding	153,010	8,877	22,026	3,822	44,243	62,558	11,484
NAV Per Fund Interest	$7.5097	$7.5097	$7.5097	$7.5097	$7.5097	$7.5097	$7.5097

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of September 30, 2020, we estimated approximately $14.8 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

The valuations of our real property as of September 30, 2020 were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent

Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi‑family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.31%	6.26%	5.40%	5.68%	6.07%
Discount rate / internal rate of return	6.97%	6.75%	6.31%	6.47%	6.72%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi‑family	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	3.00%	2.51%	3.02%	3.09%	2.83%
	0.25% increase	(2.77)%	(2.32)%	(2.75)%	(2.82)%	(2.60)%
Discount rate (weighted-average)	0.25% decrease	2.11%	1.92%	1.96%	1.99%	1.99%
	0.25% increase	(2.06)%	(1.87)%	(1.91)%	(1.94)%	(1.95)%

●             STATUS OF THIS OFFERING

As of October 1, 2020, we had raised gross proceeds of approximately $329.5 million from the sale of approximately 43.9 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $25.5 million. As of October 1, 2020, approximately $2.67 billion in shares remained available for sale pursuant to this offering, including approximately $474.5 million in shares available for sale through our distribution reinvestment plan.

●             IMPACTS OF COVID-19

While the effects and duration of COVID are still uncertain, we continue to believe that our portfolio composition is well positioned to weather the pandemic.

We remain an active buyer of institutional quality, income-producing and defensive real estate, particularly within the industrial and multifamily sectors which we believe should provide increased appreciation potential for the fund over time and complement our retail and office investment allocations that provide for higher income potential. Accordingly, in the third quarter we acquired a newly constructed, class A industrial building located in the San Francisco Bay Area for $48.5 million, increasing our industrial allocation from 11.0% as of December 31, 2019 to 16.2% as of September 30, 2020.

Our rent collections throughout the third quarter have increased from prior periods and continue to exceed broader sector averages which reflects the defensive nature of our assets and stability of income in the face of an economic crisis. Importantly, our most meaningful increase in collections was associated with our retail portfolio, from 86.3% in the second quarter of 2020 to 94.9% in the third quarter of 2020, before factoring in rent deferral agreements (or to 98.4% including retail rent deferral agreements). This is largely driven by the fact that all of our retail tenants are now open for business again, with increasing traffic counts at our properties, resulting in a dramatic drop in rent deferral requests that we received in the third quarter of 2020.

●             EXPERTS

The statements included in this Supplement under “September 30, 2020 NAV Per Share,” relating to the role of Altus Group U.S., Inc. have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.